OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

July 19, 2013

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Oppenheimer Senior Floating Rate Plus Fund

File Nos.: 333-188779; 811-22844

Dear Ms. Lithotomos:

We have reviewed your comments, dated June 21, 2013, to the Registration Statement on Form N-1A for Oppenheimer Senior Floating Rate Plus Fund (the “Registrant” or the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2013 (the “Registration Statement”). For your convenience, we have included each of your comments in italics below followed by our response. The captions used below correspond to the captions used in your comment letter and defined terms have the meanings defined in the Registration Statement.

Prospectus Cover Page

1.	The Fund’s name contains the word “Plus”. Please explain what that term is intended to convey. If the meaning of the term is explained in the prospectus, please specify the location.

The word “Plus” as used in the Fund’s name is intended to convey the Fund’s intended strategy of investing up to 20% of its assets in high-yield, below-investment grade bonds and actively employing leverage to seek to enhance returns. This strategy is disclosed in the prospectus under “Principal Investment Strategies.” Secondarily, the use of the word distinguishes the Fund from another fund in the OppenheimerFunds family of funds, Oppenheimer Senior Floating Rate Fund, which currently does not actively employ such a strategy.

Prospectus

Fees and Expenses of the Fund

2.	Footnote 2 references a waiver “contractually agreed to” and a “voluntarily agreed” to waiver. As the voluntary waiver is not subject to an agreement that will require it to be in place for one year from the prospectus, please relocate its reference from the fee table and confirm to the staff in your response letter that the fee table will not contain a calculation of the voluntary waiver.

The disclosure referencing the “voluntarily agreed” to waiver concerns a waiver and/or reimbursement of fees associated with the indirect management fees incurred by the Fund in connection with acquired fund fees and expenses. Since the Fund does not expect to incur these fees in its first full fiscal year, the disclosure has been deleted entirely.

Principal Investment Strategies and Risks

3.	The prospectus states in this section that there are “principal” risks, “main” risks, and “special” risks. This may be confusing to the reader. Thus, please define the risks as “principal,” as required in Item 4 of Form N-1A.

The section heading “Principal Risks” is intended to distinguish for shareholders that section of the prospectus that sets forth in summary fashion the collection of “risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return,” and to conform the heading to the model heading prescribed by Commission staff in its guidance and comments.1 We believe the term “principal” as used in that section heading clearly describes for shareholders the collection of risks that, as a whole, primarily impact the Fund.

Item 4 of Form N-1A requires the Registrant to “summarize the principal risks” based on the information given in response to Item 9. We understand the Item 4 requirement to require a discussion of each risk, on an individual basis, that summarizes the risks discussed in more detail under Item 9. Thus, under the summary prospectus’s “Principal Risks” section, the subheadings that begin with “Main Risks…” are designed to summarize each individual risk that make up the collection of principal risks in a more descriptive “plain English” manner. Because a more detailed discussion of these risks is provided in the statutory part of the prospectus under the heading “The Fund’s Principal Investment Strategies and Risks,” we believe that changing the risks described in the summary section to read, e.g., “Principal Risks of Debt Securities” or “Principal Risks of Borrowing and Leverage” is more prone to confuse investors. The term “Special Risks of…” is intended to convey to shareholders that within a discussion of main risks, there are risks that are more specific to a particular kind of security or asset class within a general asset class (for example, lower-grade debt securities and senior loans are both types of debt securities discussed under “Main Risks of Debt Securities,” however each has risks that are specific to them that we believe should be discussed in the summary section.)

Consequently, we respectfully decline to make any changes to the disclosure in this regard.

4.	A main risk of the Fund is investing in derivatives. Please disclose the maximum amount of assets that will be invested in derivatives. Please disclose the specific reasons the Fund will invest in derivatives. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used for hedging and speculation. Please describe in the appropriate section what types of derivatives the Fund expects to use and how it expects to use them. In general, see Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

We have revised the “Principal Investment Strategies” section to make clear that derivatives are part of the “securities and other investments” that the Fund can invest up to 20% of its assets in.

Additionally, the “Principal Investment Strategies” section discloses that the Fund may use derivatives to try to enhance income or to try to manage investment risks, including but not limited to options, futures contracts, swaps, and "structured" notes. Under the “Derivative Investments” section in the statutory part of the prospectus, we disclose that “[d]erivatives may allow the Fund to increase or decrease its exposure to certain markets and risks…[t]he Fund may use derivatives to seek to increase its investment return or for hedging purposes…[t]he Fund may use strategies with derivative instruments to hedge the Fund's portfolio against price fluctuations or because they offer the potential for reduction of interest rate risk (by reducing the effective maturity of an obligation).”

While the prospectus contains a discussion of the reasons the Fund would use derivatives, the types of derivatives the Fund could be expected to use, and the risks involved, a more expansive discussion of selling and purchasing transactions is, we believe, more appropriately included in the SAI.

5.	The principal risks include a risk of investing in foreign securities and a statement that the Fund can invest up to 20% of its total assets in Senior Loans made to foreign borrowers, “or in other securities issued by foreign entities.” Please disclose what is meant by “other securities” and add, if appropriate, a risk of investing in developing and emerging markets countries.

In the “Principal Investment Strategies” section in the Fund’s prospectus, as amended in this filing, the Fund discloses what is meant by “other securities” by indicating that it can invest in cash or “other…securities and other investments, including but not limited to: secured or unsecured fixed-rate loans, fixed or floating rate notes or bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, investment-grade short-term debt obligations, common stock and other equity securities, and derivatives.” These other securities (with the exception of securities issued by the U.S. government or its agencies or instrumentalities) may be issued by foreign entities.

Because the Fund will not invest in Senior Loans or other securities issued by borrowers or issuers from developing or emerging market countries, which it discloses in the prospectus under the section “Foreign Securities,” disclosure regarding the risks of investing in developing and emerging market countries is unnecessary.

6.	The prospectus states that “the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Senior Loans.” Are derivatives included in the 80% test by the “borrowings for investment purposes” provision? If so, what value is used in the 80% calculation? Please explain.

Derivatives are not included for purposes of the 80% test.

Statement of Additional Information

7.	The SAI states that the Fund will invest in repurchase agreements. Please disclose the Fund’s policy on the amount it may invest in repurchase agreements.

The Fund discloses in its SAI that “[r]epurchase agreements having maturity beyond seven days are subject to the Fund's limits on holding illiquid investments. The Fund will not enter into a repurchase agreement that causes more than 15% of its net assets when combined with other illiquid investments to be subject to repurchase agreements having a maturity beyond seven days. There is no limit on the amount of the Fund's net assets that may be subject to repurchase agreements having maturities of seven days or less.”

8.	The section listing “Other Fundamental Investment Restrictions,” states that the Fund may not make an investment if, as a result, the Fund’s investments will be concentrated in any one industry. However, the prospectus states that the Fund that the Fund can invest 25% or more of its total assets in securities of the group of industries in the financial services sector. Please reconcile this inconsistency in fundamental policy.

We do not believe the disclosures in the SAI and prospectus are inconsistent, and generally believe the disclosures meet the requirements of Section 8(b) of the Investment Company Act of 1940 regarding disclosure of the Fund’s policy on concentration. Specifically, the pertinent section of the SAI provides:

“The Fund may not make any investment if, as a result, the Fund's investments will be concentrated in any one industry, except that the Fund may invest without limit in instruments of the group of industries in the financial services sector…”

And the pertinent section of the prospectus provides:

“Main Risks of Concentration in Financial Services. The Fund cannot invest 25% or more of its total assets in an industry, except that it may invest 25% or more of its total assets in securities of the group of industries in the financial services sector…”

Both disclosures provide that the Fund will not concentrate in any one, single industry, but may concentrate in the group of industries that make up the financial services sector.

9.	Please file as exhibits the advisory contracts entered into by the manager and the sub-advisor, and the fee waiver agreements. Also, please confirm that the substantive terms of the contracts are fully described in the SAI.

The advisory agreements entered into by the manager and the sub-advisor are being filed herewith. We confirm that the substantive terms of the contracts are described in the SAI. The terms of the fee waiver/reimbursement agreements are codified in the prospectus and, to the extent reflected in the annual fund operating expense table, may not be amended or withdrawn from the date of the prospectus, once effective. This is consistent with Commission rules and guidance regarding the disclosure of fee waiver/reimbursement arrangements, as well as a recent conversation we had with the Staff of the Commission in connection with the grant of effectiveness for Oppenheimer Main Street Small Cap Fund (333-186810; 811-22806), declared effective on May 10, 2013.

General Comments

Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. The signature page of this registration statement does not appear to comply with Section 6(a). Please explain.

We acknowledge the requirements of Section 6(a) of the 1933 Act. Included with this filing and consistent with the requirements of Section (6)(a) is a signed registration statement that contains the signatures of the duly elected members of the Fund’s board and its appropriate officers.

* * * * *

We have not submitted or expect to submit an exemptive application or no-action request in connection with the Registration Statement.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
Edward Gizzi, Esq.
K&L Gates LLP

1 See e.g. the model prospectus appended to Release 33-8861 (Nov. 21, 2007).